Not to be distributed in the US, Japan, Canada or Australia

To NASDAQ OMX Copenhagen A/S	TopoTarget A/S
Announcement No. 25-09 / Copenhagen, 02 June 2009	Symbion

Fruebjergvej 3

DK 2100 Copenhagen

Denmark

Tel: +45 39 17 83 92

Fax: +45 39 17 94 92

CVR-nr: 25695771

www.topotarget.com

TopoTarget A/S Publishes Offering Circular in Connection

with a Rights Issue. Board Change.

TopoTarget A/S (OMX: TOPO) (“TopoTarget” or the “Company”) today publishes an offering circular in connection with a rights issue of shares (the “Offering”). The Offering consists of a public offering of a minimum of 33,152,255 new shares and up to a maximum of 66,304,510 new shares (collectively referred to as the “Offer Shares”) each with a nominal value of DKK 1 in TopoTarget with pre-emptive rights to subscribe for the Offer Shares for the Company’s existing shareholders at a ratio of 1:1. The subscription price for the Offer Shares is DKK 2 per Offer Share. The Offering is not underwritten.

Board Change in connection with the Offering

Chief Executive Officer of TopoTarget, Dr. Peter Buhl Jensen has resigned his position as a board member in the Company immediately before the Offering for better compliance with current corporate governance recommendations.

Reasons for the Offering and Use of Proceeds

TopoTarget intends to use the net proceeds from the Offering, income from sales of Savene®/Totect®, future milestone payments and its existing cash balances to further develop TopoTarget’s potential product portfolio towards commercialisation and for general corporate purposes. This will primarily include clinical trial activities with some supportive pre-clinical activities and general administrative expenditure.

TopoTarget’s priority will be to develop its blockbuster potential compound belinostat into the market either alone or together with a partner. Until a partner agreement is in place most of the Company’s R&D expenditure will be used on the belinostat compound. When a partner agreement is in place TopoTarget will adjust the overall strategy and start developing other of the pipeline compounds, as appropriate.

Upon full subscription of the Offering, the gross proceeds will be approximately DKK 132.6 million (EUR 17.8 million) and the net proceeds are expected to be approximately DKK 120.0 million (EUR 16.1 million). If only 33,152,255 Offer Shares are subscribed, the gross proceeds will be approximately DKK 66.3 million (EUR 8.9 million) and the net proceeds are expected to be approximately DKK 57.4 million (EUR 7.7 million). Further, at the Offering Circular Date, TopoTarget has DKK 61.4 million (EUR 8.2 million) in cash and securities.

TopoTarget A/S - Announcement of Offering Circular Not to be distributed in the US, Japan, Canada or Australia

Binding advance subscription undertakings

Three of the Company’s existing shareholders HealthCap, Tredje AP-fonden and Buhl Krone Holding ApS, a company wholly-owned by the Company’s Chief Executive Officer Peter Buhl Jensen have made binding advance undertakings to the Company to subscribe a total of 10,477,636 Offer Shares corresponding to an aggregate investment of DKK 20,955,272 equal to approximately 32 % of the minimum proceeds.

Underwriting

The Offering has not been underwritten, neither in full nor in part.

Failure to obtain minimum offering

The completion of the Offering is subject to the subscription of a minimum of 33,152,255 Offer Shares in the Offering, equivalent to the Company receiving gross proceeds of at least DKK 66,304,510 (EUR 8,898,740) through the Offering. If these minimum proceeds are not received, the Offering will be discontinued and will not be completed.

Pre-emptive rights

Any person registered with VP as a shareholder of the Company on 15 June at 12:30 pm CET will be allotted one (1) pre-emptive right for each existing share held. For every pre-emptive right the holder will be entitled to subscribe for one (1) Offer Share against payment of DKK 2 per Offer Share, which is below the officially quoted price on 29 May 2009 of DKK 4.42 per existing share.

Shares traded after 10 June at 5:00 pm CET will trade ex pre-emptive rights.

Trading Period for Pre-emptive rights

The pre-emptive rights can be traded on Nasdaq OMX Copenhagen during the period from 11 June at 9:00 am CET to 24 June at 5:00 pm CET under the ISIN code DK0060183515.

Subscription Period

The subscription period for the Offer Shares commences on 16 June at 9:00 am CET and closes on 29 June at 5:00 pm CET. Pre-emptive rights that are not exercised during the subscription period will lapse with no compensation, and holders of such pre-emptive rights will not be entitled to compensation.

Trading and official listing of Offer Shares

Issuance and admission for trading and official listing of the Offer Shares is expected to take place on 6 July 2009 directly in the ISIN code of the Company’s existing shares (DK0060003556).

Subscription and Allocation of Offer Shares not subscribed through the exercise of Pre-emptive rights

Offer Shares which have not been subscribed for by the Company’s shareholders according to their pre-emptive rights through the exercise of pre-emptive rights or by investors according to acquired pre-emptive rights on expiry of the subscription period may without compensation to the holders of pre-emptive rights on a discretionary basis be allocated by the Board of Directors to shareholders and investors who do not hold any pre-emptive rights if, prior to the expiry of the subscription period, they have submitted binding undertakings to the Global Co-ordinator & Bookrunner to subscribe for Offer Shares at the offer price.

The Offering Circular contains the following prospective financial information for the financial year ending 31 December 2009:

Announcement No. 25, 2 June, 2009	Page 2 of 7

TopoTarget A/S - Announcement of Offering Circular Not to be distributed in the US, Japan, Canada or Australia

Prospective financial information for the year ending 31 December 2009 assuming gross proceeds of DKK 132.6 million (EUR 17.8 million)

The Company expects to incur significant losses as its research and development, sales, marketing, administrative activities, including clinical trials, continue to expand. The Company will not be in a position to reach sustainable profitability until its product candidates and projects have been successfully developed, approved and commercialised.

•

Research and development expenses, including sales and marketing activities, are expected to amount to approximately DKK 115 million to DKK 125 million (approximately EUR 15.4 million to EUR 16.8 million) due to the rising level of activity.

•	The administrative expenses are expected to amount to approximately DKK 20 million to DKK 25 million (approximately EUR 2.6 million to EUR 3.4 million).
•	The loss before tax for 2009 is expected to be approximately DKK 140 million to DKK 160 million (approximately EUR 18.8 million to EUR 21.5 million).

Prospective financial information for the year ending 31 December 2009 assuming gross proceeds of between DKK 66.3 million and DKK 132.6 million

The Company expects to incur significant losses as its research and development, sales, marketing, administrative activities, including clinical trials, continue to expand. The Company will not be in a position to reach sustainable profitability until its product candidates and projects have been successfully developed, approved and commercialised.

If the gross proceeds from the Offering is lower than DKK 132.6 million, the Company expects to have the option of carrying out one of two arrangements, which will have an impact on the expectations for the 2009 financial year as described below:

Divestment of one or more of the Company’s assets:

•

Research and development expenses, including sales and marketing activities, are expected to amount to approximately DKK 115 million to DKK 125 million (approximately EUR 15.4 million to EUR 16.8 million) due to the rising level of activity.

•

The administrative expenses are expected to amount to approximately DKK 20 million to DKK 25 million (approximately EUR 2.6 million to EUR 3.4 million) excluding the expected minimum net proceeds from the divestment of assets

•

The loss before tax for 2009 is expected to be approximately DKK 140 million to DKK 160 million (approximately EUR 17.5 million to EUR 20.1 million) excluding the expected minimum net proceeds from the divestment of assets.

Reduction of patient recruitment for clinical belinostat trials:

•

Research and development expenses, including sales and marketing activities, are expected to amount to approximately DKK 100 million to DKK 110 million (approximately EUR 13.4 million to EUR 14.8 million) due to the rising level of activity.

Announcement No. 25, 2 June, 2009	Page 3 of 7

TopoTarget A/S - Announcement of Offering Circular Not to be distributed in the US, Japan, Canada or Australia

•	The administrative expenses are expected to amount to approximately DKK 20 million to DKK 25 million (approximately EUR 2.6 million to EUR 3.4 million).
•	The loss before tax for 2009 is expected to be approximately DKK 130 million to DKK 150 million (approximately EUR 17.5 million to EUR 20.1 million).

Reports by the Company’s auditors

The review report by the Company’s independent auditors on the interim financial statements for the period 1 January to 31 March 2009 set forth in the Offering Circular contains the following emphasis of matter:

“Without qualifying our opinion we draw attention to the disclosures in “Accounting policies” (Note 1 to the interim financial statements) under “Going concern statement” in which it is stated that Management expects that during the course of 2009 it will achieve one or more funding events by way of completion of the Offering, divestment of one or more of the Company’s assets or out-licensing agreements. Management expects that the Company will in this way be able to source sufficient funding of its operations for a period of at least 12 months from the Offering Circular Date. As mentioned, this is subject to risk. Management has based the presentation of the financial statements on the assumption that it will be possible to mitigate such risk for which reason it has presented the interim financial statements on a going concern basis. We have not found any grounds for taking a different view in this respect.

Without qualifying our opinion we draw attention to the disclosures in the “Accounting policies” (Note 1 to the interim financial statements) under “Impairment test of acquired research and development projects”. It is stated that the impairment tests performed are subject to uncertainty, however, Management believes that the write-downs for impairment made are necessary and adequate and that the amounts recognised accordingly give a fair presentation. We have not found any grounds for taking a different view in this respect.”

Global Co-ordinator & Bookrunner

Handelsbanken Capital Markets (division of Svenska Handelsbanken AB (publ.)) acts as Global Coordinator & Bookrunner in connection with the Offering.

Offering Circular

Copies of the Offering Circular are available on request from:

Handelsbanken Capital Markets

Havneholmen 29

DK-1561 Copenhagen V

Denmark

Phone: +45 33 41 82 00

Subject to certain exceptions, the Offering Circular can also be downloaded from the Company’s website: www.topotarget.com.

Announcement No. 25, 2 June, 2009	Page 4 of 7

TopoTarget A/S - Announcement of Offering Circular Not to be distributed in the US, Japan, Canada or Australia

Timetable of Principal Events

Last day of trading of Existing Shares cum Pre-emptive Rights	10 June 2009.
First day of trading of Existing Shares ex Pre- emptive Rights	11 June 2009. Existing Shares traded after the close of business on Nasdaq OMX Copenhagen on 11 June 2009 will trade ex Pre-emptive Rights.
Allocation Time	15 June 2009 at 12:30 pm CET through VP’s book entry system.
Subscription Period for Offer Shares:	From 16 June 2009 at 9:00 am to 29 June at 5:00 pm CET.
Rights Trading Period	From 11 June 2009 at 9:00 am to 24 June at 5:00 pm CET.
Publication of the results of the Offering	2 July 2009.
Completion of the Offering:

If the Offering is completed, the Offer Shares subscribed will be issued by TopoTarget A/S after registration of the capital increase with the Danish Commerce and Companies Agency, which is expected to take place on 2 July 2009.

Official listing of and trading in Offer Shares under existing ISIN code	6 July 2009.

TopoTarget A/S

For further information, please contact:

Peter Buhl Jensen	Telephone +45 39 17 94 99
CEO	Mobile +45 21 60 89 22

Disclaimer

This announcement is not an invitation or an offer to invest in TopoTarget A/S. Any subscription of shares and/or investment in pre-emptive rights must be based on the Offering Circular prepared by the Company in connection with the Offering. This document does not constitute an offer for the sale of securities.

CERTAIN U.S. RELATED MATTERS

The pre-emptive rights and the Offer Shares have not been and will not be registered under the U.S. Securities Act and are not being offered or sold except in transactions exempt from, or not subject to, the registration requirements of the U.S. Securities Act, including Rule 801 thereunder. In addition, any U.S. person receiving pre-emptive rights may not transfer such pre-emptive rights, except in reliance on Regulation S or in another transaction exempt from, or not subject to, the registration requirements of the U.S. Securities Act. The pre-emptive rights and the Offer Shares are being offered outside the U.S. in reliance on Regulation S under the U.S. Securities

Announcement No. 25, 2 June, 2009	Page 5 of 7

TopoTarget A/S - Announcement of Offering Circular Not to be distributed in the US, Japan, Canada or Australia

Act. The pre-emptive rights and the Offer Shares have neither been approved by the United States Securities and Exchange Commission, any state securities commission in the U.S. or any other U.S. regulatory authority, nor have any of them passed upon or endorsed the merits of the Offering or the accuracy or completeness of the Company’s Offering Circular. Any representation to the contrary is a criminal offence in the U.S.

CERTAIN UNITED KINGDOM AND NORTHERN IRELAND RELATED MATTERS

The Offering is only being made to (i) “investment professionals” as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) “high net worth companies, unincorporated associations, etc.” or any other persons to whom the Offering Circular may legally be communicated under Article 49(2)(a) to (e) of the Order.

CERTAIN EUROPEAN ECONOMIC AREA RELATED MATTERS

In relation to each member of the European Economic Area which has implemented the EU Prospectus Directive (each, a “Relevant Member State”), not including Denmark, no offer of pre-emptive rights or Offer Shares is being made to the public in any Relevant Member State, except that an offer of preemptive rights and Offer Shares may be made to the public in that Relevant Member State at any time under the following exemptions from the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;
(b)

to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than EUR 43,000,000 and (iii) an annual net turnover of more than EUR 50,000,000, as shown in its latest annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive), subject to the prior written consent of the Global Co-ordinator & Bookrunner; or
(d)	in any other circumstances which do not require publication by the Company of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

NOTICE TO INVESTORS IN JAPAN, CANADA AND AUSTRALIA

The pre-emptive rights and the Offer Shares have not been and will not be registered under the Securities and Exchange Law of Japan (the “Securities and Exchange Law”), and the pre-emptive rights and the Offer Shares will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan.

The Offering does not comprise investors in Canada and Australia, and the Offering Circular may not be sent to or in any other way be made available to investors in Canada or Australia.

Announcement No. 25, 2 June, 2009	Page 6 of 7

TopoTarget A/S - Announcement of Offering Circular Not to be distributed in the US, Japan, Canada or Australia

Background information

About TopoTarget

TopoTarget (OMX: TOPO) is an international biotech company headquartered in Denmark, dedicated to finding ‘‘Answers for Cancer’’ and developing improved cancer therapies. The company was founded and is run by clinical cancer specialists and combines years of hands-on clinical experience with an in-depth understanding of the molecular mechanisms of cancer.

TopoTarget has a broad clinical pipeline but is currently focusing on the development of belinostat, which has shown proof of concept as monotherapy in treating haematological malignancies and positive results in solid tumours where it can be used in combination with full doses of chemotherapy, and is in phase III in PTCL. TopoTarget’s expertise in translational research is utilizing its highly predictive in vivo and in vitro cancer models. TopoTarget is directing its efforts on key cancer targets including HDACi, NAD+, mTOR, FasLigand and topoisomerase II inhibitors. The company’s first marketed product Savene®/Totect® was approved by EMEA in 2006 and the FDA in 2007 and is marketed by TopoTarget’s own sales force in Europe and the US. For more information, please refer to www.topotarget.com.

TopoTarget Safe Harbour Statement

This announcement may contain forward-looking statements, including statements about our expectations of the progression of our preclinical and clinical pipeline including the timing for commencement and completion of clinical trials and with respect to cash burn guidance. Such statements are based on management’s current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. TopoTarget cautions investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: The risk that any one or more of the drug development programs of TopoTarget will not proceed as planned for technical, scientific or commercial reasons or due to patient enrolment issues or based on new information from non-clinical or clinical studies or from other sources; the success of competing products and technologies; technological uncertainty and product development risks; uncertainty of additional funding; TopoTarget’s history of incurring losses and the uncertainty of achieving profitability; TopoTarget’s stage of development as a biopharmaceutical company; government regulation; patent infringement claims against TopoTarget’s products, processes and technologies; the ability to protect TopoTarget’s patents and proprietary rights; uncertainties relating to commercialization rights; and product liability expo-sure; We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law.

Announcement No. 25, 2 June, 2009	Page 7 of 7